Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 5, 2018

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017,

as supplemented by Supplement No. 1 dated June 27, 2018

John Deere Capital Corporation

$400 million Floating Rate Senior Notes Due September 10, 2021

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$400 million
Trade Date:	September 5, 2018
Settlement Date (T+3)**:	September 10, 2018
Maturity Date:	September 10, 2021
Coupon:	3-Month USD LIBOR + 26 bps
Benchmark:	3-Month USD LIBOR
Minimum Interest Rate:	0.000%
Coupon Payment Dates:	Quarterly on the 10th of March, June, September and December, commencing on December 10, 2018 and ending on the maturity date.
Interest Reset Dates:	Quarterly on the 10th of March, June, September and December, commencing on September 10, 2018 and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Day Count:	Actual/360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from September 10, 2018
Gross Spread:	0.150%
Net Proceeds (%):	99.850% plus accrued interest from September 10, 2018
Net Proceeds ($):	$399,400,000 plus accrued interest from September 10, 2018
CUSIP:	24422EUJ6
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC. toll-free at 1-866-471-2526 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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